SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2008

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: February 20, 2008	By:	Signed:	G.A. Feigel

		Name:	G.A. Feigel
		Title:	Assistant Corporate Secretary

Release: Immediate, February 20, 2008
CANADIAN PACIFIC RESPONDS TO GRAIN HOPPER CAR MAINTENANCE ADJUSTMENT
CALGARY — Canadian Pacific (TSX/NYSE: CP) responded today to the recent announcement by the Canadian Transportation Agency (CTA) regarding the adjustment to the revenue entitlement under the Canada Transportation Act. The CTA announced a volume-related adjustment that translates to a $2.59 per tonne impact on the railway revenue entitlement. The decision is retroactive to August 1, 2007.
“We disagree, among other things, with the retroactive component of the CTA’s adjustment, and we will vigorously challenge it,” said Fred Green, President and Chief Executive Officer. “We believe the decision to make the adjustment retroactive is not supportable, based on the legal advice we have received. We are confident we can successfully appeal the CTA’s decision in the Federal Court.”
“Although we expected this announcement, the amount of the adjustment is higher than the assumptions we made for our 2008 outlook, confirmed on January 29, 2008,” said Mike Lambert, Chief Financial Officer. “The prospective application of the CTA’s adjustment will affect our EPS guidance by reducing it approximately $0.05 per share, and therefore we are adjusting the range of our EPS outlook for 2008 downward to $4.65 to $4.80. The retroactive component of the CTA’s adjustment could affect our guidance by as much as an additional $0.08 per share, however we feel confident that we will succeed in challenging the decision and therefore are not adjusting our guidance for the full amount of the potential impact.”
2008 OUTLOOK
The outlook for 2008 for diluted earnings per share before foreign exchange gains and losses on long-term debt and other specified items is expected to be in the range of $4.65 to $4.80.
The 2008 estimate assumes an average currency exchange rate of the U.S. dollar at par with the Canadian dollar, and crude oil prices averaging US $87 per barrel.
Despite an uncertain economic environment and the impact of the CTA’s adjustment, the Company is not changing its revenue and expense outlook any further at this time. CP expects to grow total revenue by four to six per cent while total operating expenses are expected to increase by three to five per cent.
Capital investment is expected to be in the range of $885 to $895 million in 2008, essentially flat when compared with 2007.
CP expects free cash to be in excess of $250 million in 2008.
The 2008 outlook includes the projected earnings of the Dakota Minnesota & Eastern Railroad (DM&E) on an equity accounting basis for the full year.

Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise except as required by law.
About Canadian Pacific
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CPR a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

Contacts:
Media Breanne Feigel Tel.: (403) 319-3932 e-mail: breanne_feigel@cpr.ca	Investment Community Janet Weiss, Assistant Vice-President Investor Relations Tel.: (403) 319-3591 e-mail: investor@cpr.ca